May 24, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Energy MLP Total Return Fund
Registration Statement on Form N-14 8C
(File No. 333-180523)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of May 25, 2012 or as soon thereafter as practicable.

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Sincerely,

NUVEEN ENERGY MLP TOTAL RETURN FUND	NUVEEN SECURITIES, LLC
By: /s/ Stephen D. Foy Name: Stephen D. Foy Title: Vice President and Controller	By: /s/ Stephen D. Foy Name: Stephen D. Foy Title: Senior Vice President